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                               August 24, 2020

       Wei Feng
       Chief Financial Officer
       NIO Inc.
       Building 20, No. 56 AnTuo Road
       Anting Town, Jiading District Shanghai 201804
       People   s Republic of China

                                                        Re: NIO Inc.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed May 14, 2020
                                                            File No. 001-38638

       Dear Mr. Feng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Item 11. Quantitative and Qualitative Disclosures about Market Risk Interest Rate Risk, page 139

   1.                                                   Your disclosures
regarding market risk do not appear to comply with the requirements outlined in Part I,
Item 11 of the Form 20- F instructions. Given the substantial amount of debt on your balance
sheet (many with floating interest rates per Note 12), please revise your discussion of
market risk (specifically related to interest rate risk) to provide a more robust discussion of
the effects of interest rate risks on your results of operations and financial condition.
Please ensure that it is presented in one of the formats outlined in Part
                                                        I, Item 11(a) of Form
20-F.
 Wei Feng
NIO Inc.
August 24, 2020
Page 2
Financial Statements
Notes to Consolidated Financial Statements
12. Borrowings, page F-30

2. Please reconcile your amounts in the table on page F-30 to the amounts detailed below in the footnote for bank loans and convertible notes. In this regard, you have disclosed RMB
         6,482,604 of convertible notes in the table for both short and long-term convertible notes.
         However, the narrative in section (ii) discloses amounts in US dollars. Please consider also discussing amounts in RMB.
3. In connection with the 2019 Notes, you entered into capped call transactions and recorded
         RMB 1.9 billion to additional paid-in capital. Please provide us an analysis supporting your accounting treatment and include reference to authoritative literature considered.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameWei Feng                                    Sincerely,
Comapany NameNIO Inc.
                                                              Division of
Corporation Finance
August 24, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName